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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38937

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Quayle, Robert Allen

NAME OF BROKER-DEALER: D/B/A QUAYLE & CO. SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1063 W. HILL RD. SUITE 6
(No. and Street)

FLINT (City) MI (State) 48507 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT A. QUAYLE (810) 238-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMORCH, LEONARD D., CPA
(Name – *if individual, state last, first, middle name*)

4007 PINE RIDGE CT. (Address) FENTON, (City) MI (State) 48430 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2007
WASH, D.C.
202

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16
AB 3/17

OATH OR AFFIRMATION

I, ROBERT A. QUAYLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUAYLE & CO. SECURITIES, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRINCIPAL

Title


NOTARY PUBLIC

Notary Public EXPIRES 7-11-10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUAYLE & CO. SECURITIES

Report on Examination of Financial Statements
For the Years Ended December 31, 2006 and 2005

Leonard D. Smorch
Certified Public Accountant

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name:

QUAYLE & CO. SECURITIES

Address:

1063 W. HILL RD. SUITE 6 FLINT, MI 48507

Telephone:

(810) 238-5000

SEC Registration Number:

8-38937

NASD Registration Number:

21335

(ii) Accounting Firm

Name:
LEONARD D. SMORCH

Address:
4007 PINE RIDGE CT. FENTON, MI 48430

Telephone:
(810) 241-2820

Accountant's State Registration Number:

4566

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
12	31	2006

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(X) is for the annual audit only for the fiscal year ending 2006 *

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: ROBERT A. QUAYLE

(By Firm's FINOP or President)

Title: PRINCIPAL Date: 02/23/2007

LEONARD D. SMORCH
Certified Public Accountant

4007 Pine Ridge Ct
Fenton, MI 48430
(810) 241-2820

INDEPENDENT AUDITOR'S REPORT

To the Owner of Quayle & Co. Securities:

I have audited the statements of financial condition of Quayle & Co. Securities (a Michigan proprietorship) as of December 31, 2006 and 2005, and the related statements of earnings, owner's capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards required that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quayle & Co. Securities at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Flint, Michigan
February 22, 2007

QUAYLE & CO SECURITIES
BALANCE SHEET, December 31, 2006 and 2005

	Year Ended December 31, 2006	2005
ASSETS		
Current assets:		
Cash	$ 3,482	$ 628
Marketable securities, at fair value	9,297	9,721
Commissions receivable (Note B)	20,099	13,002
Deposits or reserves, broker/ dealer (Note C)	1,129	1,218
Total current assets	34,007	24,569
Property and equipment, net (Note D)	947	1,263
	$34,954	$25,832
LIBILITIES AND OWNER'S CAPITAL		
Current liabilities:		
Accounts payable	$ 906	$ 387
Owner's capital	34,048	25,445
	$34,954	$25,832

The accompanying notes are an integral part of the financial statements

QUAYLE & CO. SECURITIES
STATEMENT OF EARNINGS
for the years ended December 31, 2006 and 2005

	Year Ended December 31, 2006	2005
Revenues:		
Security commissions	$ 230	$ 903
Other commissions	99,136	80,128
Investment advisory fees	99,567	98,068
Gain (loss) on sale of stock	-0-	(2,413)
Interest and dividends	419	276
	199,352	176,962
Expenses:		
Communications, occupancy and equipment rental	10,435	10,217
Regulatory fees and expenses	3,890	2,600
Other operating expenses	38,963	26,807
	53,288	39,624
Net earnings from operations	$146,064	$137,338

The accompanying notes are an integral part of the financial statements

QUAYLE & CO. SECURITIES
STATEMENT OF OWNER'S CAPITAL
for the year ended December 31, 2006 and 2005

	Year Ended December 31, 2006	2005
Balance at beginning of year	$ 25,445	$ 32,995
Net earnings	146,064	137,338
Comprehensive income: Unrealized gain (loss) on marketable securities	(1,471)	3,712
Capital withdrawals by owner	(135,990)	(148,600)
Balance at end of year	$ 34,048	$ 25,445

The accompanying notes are an integral
part of the financial statements

QUAYLE & CO. SECURITIES
STATEMENT OF CASH FLOWS
for the years ended December 31, 2006 and 2005

	Year Ended December 31, 2006	2005
Cash flows from operating activities:		
Net earnings	$146,064	$137,338
Noncash items included in earnings:		
Depreciation	316	316
(Gain) loss on sale of marketable securities	-0-	2,413
	146,380	140,067
(Increase) decrease in operating receivable	(7,097)	(207)
Increase (decrease) in operating payable	519	207
Cash provided by operating activities	139,802	140,067
Cash flows from (payment of) financing activities:		
Acquisition of capital assets	-0-	-0-
Owner's capital withdrawals	(135,990)	(148,600)
Deposit, broker/dealer	89	-0-
Cash used for financing activities	(135,901)	(148,600)
Cash flows from investing activity:		
Purchase of marketable securities	(1,047)	-0-
Proceeds from sale of marketable securities	-0-	1,181
Cash from investing activities	(1,047)	1,181
Increase (decrease) in cash	2,854	(7,352)
Cash at beginning of year	628	7,980
Cash at end of year	$ 3,482	$ 628

The accompanying notes are an integral part of the financial statements

NOTES TO FINANCIAL STATEMENTS

A. **Summary of Significant Accounting Policies:**

The company, a proprietorship, is a securities broker-dealer in mutual funds and limited partnerships. The Company as well as its contracted agents are required to be licensed by the National Association of Securities Dealers (NASD). The Securities and Exchange Commission empowered NASD with the authority to license and regulate all broker-dealers and agents.

In addition the Company has entered into a "Carrying Agreement" which allows the licensed owner to sell listed stocks and bonds through Cantella & Co.

No customer transactions flow through the Company records. All customers make their investments payable directly to the respective mutual fund or limited partnership. Listed stock and bond investments are made payable directly to Cantella & Co.

Related commissions are recorded upon Company approval of each transaction, generally by the third business day following the transaction date. Commission income and related expenses for transactions executed, but not yet settled, were not material.

Furniture and equipment was purchased in 2001. The straight-line method over eight years was used beginning with year 2002.

Income taxes have not been provided in the accompanying financial statements because earnings are not taxable to the Company as such, but are includable in the individual tax return of the owner.

B. **Commissions Receivable and Payable:**

The commissions receivable from investment companies represent balances resulting from normal cash transactions. Commissions receivable are recorded at the time of the transaction approval. There were only commissions receivable at December 31, 2006 and 2005. Investments owned by customers are not reflected in the financial statements. The Company had no commissioned agents in 2006 or 2005, so there are no commissions payable.

C. **Deposits or Reserves, Broker-Dealer:**

The Company has entered into a "Carrying Agreement" with Cantella & Co for security transactions which include listed stocks and bonds. Under the terms of this agreement, no deposit is required. The current "Carrying Agreement" may be terminated by either party, with or without cause by a 30 day written notice. A reserve, a requirement of one mutual fund in case a transaction is later reversed, amounts to $1,129 for 2006, and $1,218 for 2005.

D. **Property and Equipment:**

The major class of property and equipment is as follows:

	2006	2005
Furniture and Equipment	$5,517	$5,517
Less: Accumulated Depreciation	4,570	4,254
	$ 947	$1,263

E. **Net Capital Requirement:**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-1), which requires the maintenance of minimum net capital. The Company deals in mutual funds and limited partnerships and is required to maintain a minimum net capital of $5,000. NASD requires that the net capital not fall below 120 percent of the required minimum or $6,000. The Company's net capital at December 31, 2006 and 2005 is as follows:

	2006	2005
Owner's Capital	$34,048	$25,445
Less:		
Furniture and Equipment	(947)	(1,263)
Haircut on cash, Brokers	(208)	(251)
Haircut on Securities	(1,473)	(1,616)
Reserves, Broker-Dealer	(1,129)	(1,218)
Net Capital	$30,291	$21,097

F. **Comprehensive Income:**

In 2006, the unrealized loss related to the fair value of the marketable securities on the balance sheet has been shown as comprehensive income, and is included in the Statement of Owner's Capital. The following reflects the activity during 2006 and 2005.

	Unrealized Gains on Securities	
	2006	2005
Beginning balance	$ 4,747	$ 1,035
Current period change	(1,471)	3,712
Ending balance	$ 3,276	$ 4,747

Requirements Under Rule 15c3-1 and 15c3-3

1. Computation of Net Capital:

   There is a material difference between the computation of net capital disclosed in Note E of the audited financial statements and the net capital requirement as reported by the Proprietorship in Part IIA of Form X-17A-5 as of December 31, 2006. There was a net increase in capital of $10,012 due primarily to the recording of a commission receivable offset by the recording of accounts payable at December 31, 2006. As previously reported, there was an immaterial difference in the year ended December 31, 2005 of $563 net decrease in capital due to the recording of accounts payable.

2. Computation of 15c3-3 Reserve Requirements:

   Quayle & Co. Securities does not hold any customer securities. As stated in Note A, no customer transactions flow through the Company records.

3. Material Inadequacies:

   The audit conducted in accordance with generally accepted auditing standards did disclose a material inadequacy in the recording of accounts receivable and all accounts payable properly at year end. In reviewing January, 2007 cash receipts and cash expenses, it appeared that some invoices did not arrive in a timely manner to be included in Form X-17A-5 computation. In the future, the owner will try to get that information on a timely basis.

   The owner recorded all but one commission received subsequent to year-end as commissions receivable at December 31, 2006.

END